UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                             Neose Technologies, Inc

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                            (CUSIP Number: 640522108)

                                December 31, 2002
                       Date of event which requires filing

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).


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CUSIP No. 640522108                   13G

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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lindsay A. Rosenwald, M.D.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           396,111
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          521,169
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         396,111
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            521,169
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     917,280
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.4%
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12.  TYPE OF REPORTING PERSON*

     IN
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ITEM 1(a).  NAME OF ISSUER:

            Neose Technologies, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            102 Whitman Road
            Horsham, PA 19044

ITEM 2(a)   NAME OF PERSON FILING:

            This statement is filed on behalf of Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" or "Reporting Party").

            Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder and chairman of Paramount Capital Asset Management, Inc.("Paramount Capital"), a Delaware corporation. Paramount Capital is the General Partner to each of Select I, and Select II, limited liability companies established in Delaware and is also the investment manager to Select, Ltd., a Cayman Islands exempted company.

            Dr. Rosenwald, Paramount Capital, Select I, Select II and Select, Ltd. and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

ITEM 2(c).  CITIZENSHIP:

            Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value per share (the "Shares").

ITEM 2(e).  CUSIP NUMBER: 640522108

ITEM 3.     |X| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
            13d-1(c)

ITEM 4.     OWNERSHIP

      Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

            (i)   Paramount Capital may be deemed to own 521,169 Shares.


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            (ii)  Aries Domestic may be deemed the beneficial owner of 152,157
                  Shares.

            (iii) Aries II may be deemed the beneficial owner of 32,534 Shares.

            (iv)  Aries Fund may be deemed the beneficial owner of 336,478
                  Shares.

            (v) Dr. Rosenwald may be deemed the beneficial owner of 917,280 Shares, which includes 512,169 Shares owned by Paramount and options owned by Dr. Rosenwald to purchase 31,785 Shares. Dr. Rosenwald disclaims the beneficial ownership of the securities beneficially owned by Paramount except to the extent of his pecuniary interest therein, if any.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Lindsay A. Rosenwald, M.D.


Dated: February 14, 2003
New York, NY

                                        By:/s/ Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                        Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chairman and Chief Executive
                                               Officer
                                               Paramount Capital Asset
                                               Management, Inc.


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